Contact

www.linkedin.com/in/edreece
(LinkedIn)
www.edreece.org (Personal)
www.edreece.org/journal (Blog)
www.facebook.com/edreece
(Other)

Top Skills

Social Networking

Problem Solving

Strategic Planning

Languages

Farsi (Native or Bilingual)

Spanish (Elementary)

English (Native or Bilingual)

Honors-Awards

Cum Laude

Patents

Systems and Methods for Digital
Video Journaling

Edreece Arghandiwal

Co-founder and CMO, Oakland Roots, Oakland Soul, Project 51O
Oakland, California, United States

Summary

Trying to make a difference.

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Experience

Project 51O
Cofounder and Chief Marketing Officer
January 2016 - Present (7 years 8 months)
Oakland, California, United States

Oakland Soul Sports Club
Cofounder and Chief Marketing Officer
March 2022 - Present (1 year 6 months)
Oakland, California, United States

Oakland Roots Sports Club
Cofounder and Chief Marketing Officer
January 2016 - Present (7 years 8 months)
Oakland, CA

COPA Innovation Laboratories
Director Of Technology
December 2018 - June 2019 (7 months)
International

Hall Equities Group
Marketing Director
March 2018 - May 2019 (1 year 3 months)
Walnut Creek, CA

Jurni
CEO and Cofounder
2014 - January 2018 (4 years)
Oakland, California, United States

Apple Retail
Support Leader
2011 - 2013 (2 years)

Translation LLC
Marketing Intern
June 2008 - August 2008 (3 months)
Greater New York City Area

Sean John
Undergraduate Intern
2008 - 2008 (less than a year)
Greater New York City Area

Black Entertainment Television
Undergraduate Intern
2008 - 2008 (less than a year)

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Education

Babson College
Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial
Studies · (2013 - 2014)

University of California, Davis
Bachelor's degree, Biological Sciences and Economics · (2007 - 2011)